

GRANITE POINT
MORTGAGE TRUST
A Pine River Capital Managed Company

First Quarter 2018
Earnings Presentation | May 10, 2018

Safe Harbor Statement



This presentation contains, in addition to historical information, certain forward-looking statements that are based on our current assumptions, expectations and projections about future performance and events. In particular, statements regarding future economic performance, finances, and expectations and objectives of management constitute forward-looking statements. Forward-looking statements are not historical in nature and can be identified by words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," "anticipates," "targets," "goals," "future," "likely" and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters.

Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect the best judgment of our senior management, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expected results, including, among other things, those described in our filings with the Securities and Exchange Commission ("SEC"), including our annual report on form 10-K for the year ended December 31, 2017, and any subsequent Quarterly Reports on Form 10-Q under the caption "Risk Factors." Factors that could cause actual results to differ include, but are not limited to: the state of the U.S. economy generally or in specific geographic regions; the general political, economic, and competitive conditions in the markets in which we invest; defaults by borrowers in paying debt service on outstanding indebtedness and borrowers' abilities to manage and stabilize properties; our ability to obtain financing arrangements on terms favorable to us or at all; the level and volatility of prevailing interest rates and credit spreads; reductions in the yield on our investments and an increase in the cost of our financing; general volatility of the securities markets in which we participate; the return or impact of current or future investments; allocation of investment opportunities to us by our Manager; increased competition from entities investing in our target assets; effects of hedging instruments on our target investments; changes in governmental regulations, tax law and rates, and similar matters; our ability to maintain our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under the Investment Company Act; availability of desirable investment opportunities; availability of qualified personnel and our relationship with our Manager; estimates relating to our ability to make distributions to our stockholders in the future; hurricanes, earthquakes, and other natural disasters, acts of war and/or terrorism and other events that may cause unanticipated and uninsured performance declines and/or losses to us or the owners and operators of the real estate securing our investments; deterioration in the performance of the properties securing our investments that may cause deterioration in the performance of our investments and, potentially, principal losses to us; and difficulty or delays in redeploying the proceeds from repayments of our existing investments. These forward-looking statements apply only as of the date of this press release. We are under no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as predictions of future events.

This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Company Overview[1]



LEADING COMMERCIAL REAL ESTATE FINANCE COMPANY FOCUSED ON DIRECTLY ORIGINATING AND MANAGING SENIOR FLOATING RATE COMMERCIAL MORTGAGE LOANS

EXPERIENCED AND CYCLE-TESTED SENIOR CRE TEAM

- Over 20 years of experience each in the commercial real estate debt markets

- Extensive experience in investment management and structured finance

- Broad and longstanding direct relationships within the commercial real estate lending industry

ATTRACTIVE AND SUSTAINABLE MARKET OPPORTUNITY

- Structural changes create an enduring, sectoral shift in flows of debt capital into U.S. commercial real estate

- Borrower demand for debt capital for both acquisition and refinancing activity remains strong

- Senior floating rate loans remain an attractive value proposition within the commercial real estate debt markets

DIFFERENTIATED DIRECT ORIGINATION PLATFORM

- Direct origination of senior floating rate commercial real estate loans

- Target top 25 and (generally) up to the top 50 MSAs in the U.S.

- Fundamental value-driven investing combined with credit intensive underwriting

- Focus on cash flow as one of our key underwriting criteria

- Prioritize income-producing, institutional-quality properties and sponsors

HIGH CREDIT QUALITY INVESTMENT PORTFOLIO

- Carrying value of $2.4 billion and well diversified across property types and geographies

- Senior loans comprise over 95% of the portfolio

- Over 97% of portfolio is floating rate and well positioned for rising short term interest rates

- Diversified financing profile with a mix of secured credit facilities, non-recourse term-matched CLO debt and unsecured convertible bonds

1) Except as otherwise indicated in this presentation, reported data is as of or for the period ended March 31, 2018.

First Quarter 2018 Business Highlights



FINANCIAL SUMMARY	▪ GAAP net income of $14.6 million or $0.34 per basic share; Core Earnings[1] of $15.2 million or $0.35 per basic share (including $0.9 million or $0.02 per basic share of prepayment fee income) ▪ Taxable income of $19.6 million or $0.45 per basic share; dividend of $0.38 per common share; and book value of $19.05 per common share
PORTFOLIO ACTIVITY	▪ Originated $113.4 million of total senior floating rate loan commitments with a weighted average stabilized LTV of 62% and a weighted average yield of LIBOR + 5.22%[2] ▪ Funded $156.2 million in UPB during the quarter including $31.9 million on existing loan commitments and $19.7 million to upsize 2 existing loans ▪ Received prepayments and principal amortization of $101.2 million
PORTFOLIO OVERVIEW	▪ Principal balance of $2.4 billion (plus an additional $315.2 million of future funding commitments) ▪ Over 97% floating rate and over 95% senior loans ▪ Weighted average stabilized LTV of 64% and weighted average yield of LIBOR + 5.11%[2]
CAPITALIZATION	▪ 5 secured financing facilities with total borrowing capacity of $2.3 billion and $1.5 billion outstanding; weighted average cost of funds of approx. LIBOR + 2.28% ▪ $143.8 million senior unsecured convertible notes maturing in December 2022 ($20 conversion price)
SECOND QUARTER ACTIVITY	▪ Pipeline of senior floating rate CRE loans with commitments of over $420 million, and initial funding loan amounts of over $370 million, which have either closed or are in the closing process, subject to fallout ▪ On May 9, 2018, closed an $826 million commercial real estate CLO with an initial advance rate of approximately 80% and a weighted average interest rate at issuance of LIBOR plus 1.27%[3] ▪ On April 13, 2018, closed a $75 million two-year revolving financing facility

1) Core Earnings is a non-GAAP measure. Please see slide 9 for a definition of Core Earnings and a reconciliation of GAAP to non-GAAP financial information.
2) Yield includes net origination fees and exit fees, but does not include future fundings, and is expressed as a monthly equivalent yield.
3) Excludes deferred debt issuance costs.

First Quarter 2018 Portfolio Activity



- Total funding activity of $156.2 million:
  - Closed 5 newly originated loans with total commitments of $113.4 million and initial fundings of $104.6 million
    - Weighted average stabilized LTV of 62%
    - Weighted average yield of LIBOR + 5.22%[1]
  - Funded $19.7 million to upsize 2 existing loans
  - Funded $31.9 million of existing loan commitments
- Received prepayments and principal amortization of $101.2 million

ORIGINATIONS BY PROPERTY TYPE



Retail, 2.8%
Hotel, 43.7%
Office, 53.5%

PORTFOLIO NET FUNDING[2]



$2,749 — Total maximum commitments
$315
Future funding commitments

$ 2,379 $156   ($101) $ 2,434

$ in Millions

12/31/17 Portfolio   1Q18 Fundings   1Q18 Prepayments & Amortization   1Q18 Portfolio

ORIGINATIONS BY GEOGRAPHY



Northeast, 18.4%
West, 34.7%
Southeast, 22.0%
Southwest, 24.9%

1) Yield includes net origination fees and exit fees, but does not include future fundings, and is expressed as a monthly equivalent yield.
2) Data based on principal balance of assets.

Investment Portfolio as of March 31, 2018



KEY PORTFOLIO STATISTICS

Outstanding Principal Balance	$2.4b
Total Loan Commitments	$2.7b
Number of Investments	63
Average UPB	~$39m
Weighted Average Yield[1]	L + 5.11%
Weighted Average stabilized LTV	64.1%
Weighted Average Original Maturity	3.5 years

PROPERTY TYPE



Industrial, 8.4%
Retail[2], 10.7%
Hotel, 11.4%
Office, 56.3%
Multifamily, 13.2%

GEOGRAPHY



Midwest, 3.5%
Southeast, 15.1%
Northeast, 39.1%
Southwest, 20.4%
West, 21.9%

COUPON STRUCTURE



Fixed, 2.2%
Floating, 97.8%

INVESTMENT TYPE



Subordinated Loans, 2.4%
CMBS, 2.1%
First Mortgages, 95.5%

1) Expressed as a monthly equivalent yield. Weighted average yield excludes fixed rate loans.
2) Includes mixed-use properties.

Interest Rate Sensitivity



- A 100 basis point increase in U.S. LIBOR would increase our annual net interest income per share by approximately $0.19

PORTFOLIO FLOATING VS FIXED



NET INTEREST INCOME PER SHARE SENSIVITY TO CHANGES IN US LIBOR[1]



1) Represents estimated change in net interest income for theoretical +25 basis points parallel shifts in LIBOR. All projected changes in annualized net interest income are measured as the change from our projected annualized net interest income based off of current performance returns on portfolio as it existed on March 31, 2018.

Case Studies







- A $23 million senior floating rate loan refinancing of a well located Class A office building in the South Beach sub-market of Miami, Florida

- Strong cash flow profile and an LTV of 61%

- Property is currently occupied by one tenant under a long term lease with a layout that can accommodate multiple tenants

- Sponsor is a Southeast-based institutional owner with extensive experience in the office sector

- A $50 million senior floating rate loan refinancing a newly built Class A student housing property well located near Texas A&M University, second largest university in the U.S.

- Strong cash flow profile (over 80% pre-leased) and an LTV of 71%

- Institutional quality sponsorship consisting of a private equity firm with extensive student housing holdings and an operating partner with significant experience developing such properties

Note: The above loan examples are provided for illustration purposes only.

First Quarter 2018 Earnings Summary



SUMMARY INCOME STATEMENT ($ IN MILLIONS, EXCEPT PER SHARE DATA)	
Net Interest Income	$21.6
Other Income	$0.9
Operating Expenses	($7.9)
GAAP Net Income	**$14.6**
Wtd. Avg. Basic Common Shares	43,374,228
Net Income Per Basic Share	**$0.34**
Dividend Per Share	**$0.38**
Taxable Income Per Basic Share	**$0.45**

GAAP NET INCOME TO CORE EARNINGS RECONCILIATION[1] ($ IN MILLIONS, EXCEPT PER SHARE DATA)	
GAAP Net Income	$14.6
Adjustments:	
Non-Cash Equity Compensation	$0.7
Core Earnings	**$15.2**
Wtd. Avg. Basic Common Shares	43,374,228
Core Earnings Per Basic Share	**$0.35**

- Taxable income was $19.6 million and included $4.3 million of GAAP-to-tax differences related to the initial portfolio as a result of the Company's formation transaction

- The remaining GAAP-to-taxable income difference on the portfolio is $12.1 million, which will result in higher taxable income relative to GAAP income over future periods until the difference is fully recognized. The recognition periods are impacted by any potential prepayments, future fundings, loan amendments, credit defaults and other factors, and may temporarily increase and subsequently decrease over the life of the portfolio due to GAAP and tax accounting methodology differences.

1) Core Earnings is a non-U.S. GAAP measure that we define as comprehensive income attributable to common stockholders, excluding "realized and unrealized gains and losses" (impairment losses, realized and unrealized gains or losses on the aggregate portfolio and non-cash compensation expense related to restricted common stock). We believe the presentation of Core Earnings provides investors greater transparency into our period-over-period financial performance and facilitates comparisons to peer REITs.

Financing and Liquidity as of March 31, 2018



SUMMARY BALANCE SHEET ($ IN MILLIONS, EXCEPT PER SHARE DATA)	
Cash	$72.1
Investment Portfolio	$2,414.8
Repurchase Agreements	$1,524.5
Convertible Debt	$139.7
Stockholders' Equity	$827.4
Common Stock Outstanding	43,437,059
Book Value Per Common Share	**$19.05**

FINANCING SUMMARY ($ IN MILLIONS)	Total Capacity	Outstanding Balance	Wtd. Avg Coupon
Repurchase Agreements	$2,323.8	$1,524.5	L+2.28%[1]
Convertible Debt	$139.7	$139.7	5.625%
Total Leverage		**$1,664.2**	
Stockholders' Equity		$827.4	
Debt-to-Equity Ratio[2]		2.0x	

SUBSEQUENT TO QUARTER END

- Closed an $826 million commercial real estate CLO, which is financing 25 existing loan investments at an initial advance rate of approximately 80% and a weighted average interest rate at issuance of approximately LIBOR plus 1.27%[3]

- Closed a $75 million a two-year revolving financing facility to enable financing of loans before they are moved to a term credit facility or other forms of term financing such as loan syndications or securitizations

1) Does not include fees and other transaction related expenses amortized over the initial maturity of the repurchase agreement.
2) Defined as total borrowings to fund the investment portfolio, divided by total equity.
3) Excludes deferred debt issuance costs.

GPMT 2018 – FL1 CRE CLO Overview[1]



$826 MILLION CLO FINANCING 25 EXISTING INVESTMENTS AT INITIAL ADVANCE RATE OF APPROXIMATELY 80% AND WEIGHTED AVERAGE COST OF FUNDS AT ISSUANCE OF LIBOR + 1.27%[2]



AAA	$442 Million
AAA	$53 Million
AA-	$50 Million
A-	$47 Million
BBB-	$68 Million

Notes sold

$166 Million — Retained interest

TRANSACTION HIGHLIGHTS

- $826 million total collateral across 25 investments
- $660 million investment grade notes sold
- Initial weighted average advance rate of approximately 80%
- Initial weighted average coupon of approximately L+1.27%[2]
- Improves returns on the financed investments through lower initial cost of funds and higher initial leverage
- Diversifies the Company's funding sources
- Provides term–matched, non-recourse financing structure
- No mark-to-market on the financed investments

ILLUSTRATIVE PRO FORMA FINANCING MIX



Repurchase Agreements

CLO

Convertible Debt

1) For illustrative purposes only. Accrual realized advance rate and cost of funds of the CLO depend on a variety of factors including maturity of the outstanding bonds, loan prepayments, potential credit losses, and other.
2) Excludes deferred debt issuance costs.



Appendix

Summary of Investment Portfolio[1]



($ in millions)	Maximum Loan Commitment	Principal Balance	Carrying Value	Cash Coupon[2]	Yield[3]	Original Terms (Years)	Initial LTV[4]	Stabilized LTV
First Mortgages	$2,640.0	$2,326.3	$2,306.9	L + 4.41%	L + 4.97%	3.4	69.1%	64.0%
Subordinated Loans	$59.1	$57.6	$57.7	L + 9.92%	L + 10.20%	5.5	65.5%	59.0%
CMBS	$50.2	$50.2	$50.2	L + 7.16%	L + 7.77%	5.4	74.6%	74.5%
Total Weighted/Average	$2,749.3	$2,434.1	$2,414.8	L + 4.56%	L + 5.11%	3.5	69.1%	64.1%

1) As of March 31, 2018.
2) Cash coupon does not include origination or exit fees. Weighted average cash coupon excludes fixed rate loans.
3) Yield includes net origination fees and exit fees, but does not include future fundings, and is expressed as a monthly equivalent yield. Weighted average yield excludes fixed rate loans.
4) Except as otherwise indicated in this presentation, initial LTV is calculated as the initial loan amount (plus any financing that is pari passu with or senior to such loan) divided by the as is appraised value (as determined in conformance with USPAP) as of the date the loan was originated set forth in the original appraisal.

Investment Portfolio Detail[1]



($ in millions)	Type	Origination Date	Maximum Loan Commitment	Principal Balance	Carrying Value	Cash Coupon[2]	Yield[3]	Original Term (Years)	State	Property Type	Initial LTV	Stabilized LTV
Asset 1	Senior	09/17	125.0	107.5	106.1	L + 4.45%	L + 5.03%	3.0	CT	Office	62.9%	58.9%
Asset 2	Senior	07/16	120.5	105.8	104.9	L + 4.45%	L + 4.99%	4.0	Various	Office	62.8%	61.5%
Asset 3	Senior	12/15	120.0	120.0	120.0	L + 4.20%	L + 4.43%	4.0	LA	Mixed-Use	65.5%	60.0%
Asset 4	Senior	09/15	105.0	105.0	105.0	L + 3.42%	L + 3.79%	3.0	CA	Retail	70.9%	66.9%
Asset 5	Senior	04/16	89.0	89.0	88.7	L + 4.75%	L + 5.44%	3.0	NY	Industrial	75.9%	55.4%
Asset 6	Senior	05/17	86.5	72.9	72.1	L + 4.10%	L + 4.82%	4.0	MA	Office	71.3%	71.5%
Asset 7	Senior	10/16	78.5	77.6	77.0	L + 4.37%	L + 4.83%	4.0	NC	Office	72.4%	68.1%
Asset 8	Senior	10/17	74.8	43.4	43.0	L + 4.07%	L + 4.47%	4.0	DC	Office	67.0%	66.0%
Asset 9	Senior	11/17	73.3	67.6	66.5	L + 4.45%	L + 5.20%	3.0	TX	Hotel	68.2%	61.6%
Asset 10	Senior	11/16	68.8	47.5	47.2	L + 4.89%	L + 5.78%	3.0	OR	Office	66.5%	51.1%
Asset 11	Senior	06/16	68.4	53.6	53.3	L + 4.49%	L + 4.93%	4.0	HI	Retail	76.2%	57.4%
Asset 12	Senior	11/17	68.3	60.8	60.0	L + 4.10%	L + 4.73%	3.0	CA	Office	66.8%	67.0%
Asset 13	Senior	11/15	67.9	67.9	67.7	L + 4.20%	L + 4.67%	3.0	NY	Office	66.4%	68.7%
Asset 14	Senior	12/16	62.3	62.3	61.0	L + 4.11%	L + 4.87%	4.0	FL	Office	73.3%	63.2%
Asset 15	Senior	01/17	58.6	40.0	39.6	L + 4.50%	L + 5.16%	3.0	CA	Industrial	51.0%	60.4%
Assets 16-63	Various	Various	1,482.4	1,313.2	1,302.7	L + 4.81%	L + 5.37%	3.5	Various	Various	70.1%	65.3%
Total/Weighted Average			**$2,749.3**	**$2,434.1**	**$2,414.8**	L + 4.56%	L + 5.11%	3.5			69.1%	64.1%

1)   As of March 31, 2018.
2)   Cash coupon does not include origination or exit fees. Weighted average cash coupon excludes fixed rate loans.
3)   Yield includes net origination fees and exit fees, but does not include future fundings, and is expressed as a monthly equivalent yield. Weighted average yield excludes fixed rate loans.

Average Balances and Yields/Cost of Funds



($ in thousands)	Quarter Ended March 31, 2018		
	Average Balance[1]	Interest Income/Expense	Net Yield/Cost of Funds
Interest-earning assets			
Loans held-for-investment			
First mortgages	$2,268,381	$36,717	6.5%
Subordinated loans	80,743	2,076	10.3%
CMBS	52,845	1,157	8.8%
Total interest income/net asset yield	2,401,969	39,950	6.7%
Interest-bearing liabilities[2]			
Loans held-for-investment			
First mortgages	1,440,059	15,646	4.3%
Subordinated loans	20,778	208	4.0%
CMBS	34,028	340	4.0%
Other[3]	139,677	2,179	6.2%
Total interest expense/cost of funds	$1,634,542	18,373	4.5%
Net interest income/spread		$21,577	2.2%

1) Average balance represents average amortized cost on loans held-for-investment, AFS securities and HTM securities.
2) Includes repurchase agreements.
3) Includes unsecured convertible senior notes.

Consolidated Balance Sheets



GRANITE POINT MORTGAGE TRUST INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)		March 31, 2018		December 31, 2017
ASSETS		(unaudited)		
Loans held-for-investment	$	2,364,647	$	2,304,266
Available-for-sale securities, at fair value		12,814		12,798
Held-to-maturity securities		37,376		42,169
Cash and cash equivalents		72,070		107,765
Restricted cash		4,998		2,953
Accrued interest receivable		7,641		7,105
Deferred debt issuance costs		7,468		8,872
Prepaid expenses		198		390
Other assets		13,507		12,812
Total Assets	$	2,520,719	$	2,499,130
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Repurchase agreements	$	1,524,456	$	1,521,608
Convertible senior notes		139,745		121,314
Accrued interest payable		5,280		3,119
Unearned interest income		57		197
Dividends payable		16,588		16,454
Accrued expenses and other liabilities		6,237		6,817
Total Liabilities		1,692,363		1,669,509
10% cumulative redeemable preferred stock, par value $0.01 per share; 50,000,000 shares authorized and 1,000 and 1,000 shares issued and outstanding, respectively		1,000		1,000
Stockholders' Equity				
Common stock, par value $0.01 per share; 450,000,000 shares authorized and 43,437,059 and 43,235,103 shares issued and outstanding, respectively		434		432
Additional paid-in capital		830,366		829,704
Accumulated other comprehensive income		16		—
Cumulative earnings		43,386		28,800
Cumulative distributions to stockholders		(46,846)		(30,315)
Total Stockholders' Equity		827,356		828,621
Total Liabilities and Stockholders' Equity	$	2,520,719	$	2,499,130

Consolidated Statements of Comprehensive Income



GRANITE POINT MORTGAGE TRUST INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands, except share data)	Three Months Ended March 31,	
	2018	2017
Interest income:	(unaudited)	
Loans held-for-investment	$ 38,793	$ 22,638
Available-for-sale securities	272	246
Held-to-maturity securities	885	932
Cash and cash equivalents	27	2
Total interest income	39,977	23,818
Interest expense:		
Repurchase agreements	16,194	4,756
Convertible senior notes	2,179	—
Notes payable to affiliate	—	1,350
Interest Expense	18,373	6,106
Net interest income	21,604	17,712
Other income:		
Fee income	882	—
Total other income	882	—
Expenses:		
Management fees	3,209	1,662
Servicing expenses	458	322
Other operating expenses	4,232	2,273
Total expenses	7,899	4,257
Income before income taxes	14,587	13,455
Provision from income taxes	1	1
Net income	14,586	13,454
Dividends on preferred stock	25	—
Net income attributable to common stockholders	$ 14,561	$ 13,454
Basic earnings per weighted average common share [1]	$ 0.34	$ —
Diluted earnings per weighted average common share [1]	$ 0.33	$ —
Dividends declared per common share	$ 0.38	$ —
Weighted average number of shares of common stock outstanding:		
Basic	43,374,228	—
Diluted	50,467,978	—
Comprehensive income:		
Net income attributable to common stockholders	$ 14,561	$ 13,454
Other comprehensive income, net of tax:		
Unrealized gain on available-for-sale securities	16	80
Other comprehensive income	16	80
Comprehensive income attributable to common stockholders	$ 14,577	$ 13,534

[1] The Company has calculated earnings per share only for the period common stock was outstanding, referred to as the post-formation period. The Company has defined the post-formation period to be the period from the date the Company commenced operations as a publicly traded company on June 28, 2017 and on. Earnings per share is calculated by dividing the net income for the post-formation period by the weighted average number of shares outstanding during the post-formation period.

